SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.              English translation of a letter dated October 29, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, October 29th, 2020

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Mandatory Public Tender Offer

In re. “Burgueño Daniel Fernando a / EN - CNV a /Legal Proceeding (Proceso de Conocimiento)” (Docket 33,763/2019).

I am writing to you as Attorney in fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), in relation to the Mandatory Public Tender Offer promoted by Cablevisión Holding S.A. (“CVH”) on June 21, 2018.

In this regard, we attach hereto the note received today from CVH, informing that CVH has been served notice of a decision rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters, rendered in the case mentioned above, by means of which it dismissed the extraordinary appeal filed by the Comisión Nacional de Valores (“CNV”) against the decision dated September 8th, 2020 that confirmed the first instance judgement in favor of the complaint filed by Mr. Burgueño, providing that CVH is not reached by the obligation to conduct the Mandatory Public Tender Offer of shares of Telecom Argentina, pursuant to the terms set forth in Article 32, paragraph k) of the CNV Resolution 779/18 and ordering the CNV to deem the proceedings that were timely initiated concluded, ordering it to pay court costs and expenses and informing CVH that it must cease to continue the proceedings initiated with respect to the Mandatory Public Tender Offer.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in fact

Buenos Aires, October 29th, 2020

Chairman of the Board of Directors of

Telecom Argentina S.A.

Alicia Moreau de Justo 50, Ciudad Autónoma de Buenos Aires

Re: Mandatory Public Tender Offer. In re. “BURGUEÑO DANIEL FERNANDO a / EN - CNV a /LEGAL PROCEEDING (Proceso de Conocimiento)” (DOCKET 33,763/2019)”

Dear Sir,

Sebastián Bardengo, as Chairman of Cablevisión Holding S.A. (the “Company”), I am writing to you in order to inform you that the Company has been served notice of a decision rendered by the Chamber V of the Federal Court of Appeals on Administrative Litigation Matters , rendered in the case mentioned above, by means of which it dismissed the extraordinary appeal filed by the Comisión Nacional de Valores against the decision dated September 8th, 2020 that confirmed the first instance judgement in favor of the complaint filed by Mr. Burgueño, providing that the Company is not reached by the obligation to conduct the Mandatory Public Tender Offer of shares (“OPA”) of Telecom Argentina S.A., pursuant to the terms set forth in Article 32, paragraph k) of the CNV Resolution 779/18 and ordering the Comisión Nacional de Valores to deem the proceedings that were timely initiated concluded, ordering it to pay court costs and expenses and informing the Company that it must cease to continue the proceedings initiated with respect to the Mandatory Public Tender Offer.

Sincerely,

Cablevisión Holding S.A.

/s/ Sebastián Bardengo
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 30, 2020	By:	/s/ Fernando J. Balmaceda
		Name:	Fernando J. Balmaceda
		Title:	Responsible for Market Relations